BB 4/17



12060587

SEC Mail Processing Section

MAR 21 2012

Washington DC 408

ES
ECOMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-52062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA SECURITY ASSET MANAGEMENT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 LISBURN ROAD SUITE 102
(No. and Street)

CAMP HILL (City) PA (State) 17011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, EDWARD JR.
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR. STE 508 (Address) WEST SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/17

OATH OR AFFIRMATION

I, DAVID L ENGLEHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA SECURITY ASSET MANAGEMENT INC, as of 3-20, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joshua William Finan, Notary Public
Lower Allen Twp., Cumberland County
My Commission Expires April 29, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFA Security Asset Management, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2011

PFA SECURITY ASSET MANAGEMENT, INC.
December 31, 2011

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 26, 2012

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road Suite 102
Camp Hill , PA 17011

I have audited the accompanying balance sheet of PFA Security Asset Management, Inc. , as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

PFA Security Asset Management, Inc.
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	8,401.58
Accounts Receivable		14,218.25
Total Current Assets		22,619.83
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	22,619.83

The footnotes are an integral part of the financial statements.

PFA Security Asset Management, Inc.
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 14,223.25
Total Current Liabilities	14,223.25
LONG-TERM LIABILITIES	
Total Liabilities	14,223.25
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 1,000 share authorized, 100 shares issued, 71.74 shares outstanding	1,000.00
Paid in Excess	47,216.00
Treasury Stock	-5,000.00
Retained Earnings	(34,819.42)
Total Stockholders' Equitv	8,396.58
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,619.83

The footnotes are an integral part of the financial statements.

PFA Security Asset Management, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2011
Revenues	
Commissions Earned	$ 1,455,882.18
Other Income	1,074.46
Total Revenues	1,456,956.64
Operating Expenses	
Employee compensation and ben	1,414,567.15
Other expenses	44,916.26
Total Operating Expenses	1,459,483.41
Operating Income (Loss)	(2,526.77)
Net Income (Loss)	$ (2,526.77)

The footnotes are an integral part of the financial statements.

PFA Security Asset Management, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011	
Beginning of Period	$	(32,292.65)
Plus: Net Income	$	(2,526.77)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(34,819.42)

The footnotes are an integral part of the financial statements.

PFA Security Asset Management, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (2,526.77)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(1,525.25)
Other	(0.65)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	4,058.25
Accrued Liabilities	0.00
Total Adjustments	2,532.35
Net Cash Provided Bv (Used in) Operating Activities	5.58
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5.58
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,396.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 8,401.58

The footnotes are an integral part of the financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	72	$ 1,000	72	$ 47,216	28	$ (5,000)	$ (32,292)	$ 10,924
Net Income	-	-	-	-	-	-	(2,527)	(2,527)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2011	72	$ 1,000	1,000	$ 47,216	28	$ (5,000)	$ (34,819)	$ 8,397

The footnotes are an integral part of the financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by PFA Security Asset Management, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was incorporated in the State of Arizona effective July 20, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in Camphill, PA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(i), which provides an exemption for "Limited Business".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of investment company products and variable products and variable insurance contracts.

The Company received greater than 90% of its income from several providers.

Income taxes

Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE D – RELATED PARTY TRANSACTIONS

All of the Company's commission expenses are paid to the stockholders of the Company. Commission expenses were $1,395,666.52 for the year December 31, 2011.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – ACCOUNTS RECEIVABLE

The amount, $14,800.13 was due from various companies.

NOTE G – ACCOUNTS PAYABLE

The amount, $14,805.14, was due to various employees and affiliate of the company.

NOTE H – ADVERTISING

The advertising expense for the year was $1,074.46; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 8,397.00
Nonallowable assets:		
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 8,397.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 987.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 3,397.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 14,805.00
Percentage of aggregate indebtedness to net capital	176.85%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 8,397.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	8,397.00
Reconciled Difference	$ (0.00)

See accountant's audit report

PFA Security Asset Management, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 26, 2012

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, PA 17011

In planning and performing my audit of the financial statements and supplemental schedules of PFA Security Asset Management, Inc. for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Form SIPC-3 FY 2012


RECEIVED
JAN 03 2012
SCANNED
JAN 10 2012
3

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.



Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☒ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Vice President 1-3-12

Authorized Signature/Title Date

SIPC-3 2012

8-

8-052062 FINRA DEC 2/7/2000
PFA SECURITY ASSET MANAGEMENT INC
704 LISBURN ROAD STE 102
CAMP HILL, PA 17011

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215